As filed with the Securities and Exchange Commission on October 8, 2004

                                                  Registration No.  333-114483
------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                                 Amendment No. 4
                                       to
                                    Form S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  ------------

                        TOR MINERALS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

    Delaware                           722 Burleson                74-2081929
(State or jurisdiction of        Corpus Christi, Texas 78402   (I.R.S. Employer
incorporation or organization)        (361) 883-5591         Identification No.)

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Richard L. Bowers                                   With a copy to:
   Chief Executive Officer                               L. Steven Leshin
TOR Minerals International, Inc.                        Jenkens & Gilchrist,
       722 Burleson                                  a Professional Corporation
  Corpus Christi, Texas 78402                      1445 Ross Avenue, Suite 3200
      (361) 883-5591                                     Dallas, Texas 75202
(Name, address and telephone number of agent               (214) 855-4500
        for service)
                                  ------------

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------

PROSPECTUS

                        TOR MINERALS INTERNATIONAL, INC.
                        3,376,316 SHARES OF COMMON STOCK


     This is a public offering of up to 3,376,316 shares of our common stock by certain of our stockholders. The shares offered by this prospectus include 3,376,316 presently outstanding shares of our common stock. We are not selling any shares of our common stock under this prospectus and we will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     The prices at which the selling stockholders may sell the shares registered under this prospectus will be determined by the prevailing market price for the shares or in negotiated transactions.

     Our common stock is listed on The Nasdaq Stock Market's SmallCap Market under the symbol "TORM." On October 7, 2004, the last reported sale price for our common stock was $5.07 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section entitled "Plan of Distribution; Selling Stockholders" on page 8.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We are not using this prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

              THE DATE OF THIS PROSPECTUS IS ______________, 2004.

                                TABLE OF CONTENTS



PROSPECTUS SUMMARY...........................................................1
RISK FACTORS.................................................................4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................7
USE OF PROCEEDS..............................................................7
PLAN OF DISTRIBUTION; SELLING STOCKHOLDERS...................................8
LEGAL MATTERS...............................................................11
INDEMNIFICATION OF DIRECTORS................................................11
EXPERTS.....................................................................12
WHERE YOU CAN FIND MORE INFORMATION.........................................12
INCORPORATION BY REFERENCE..................................................13

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

                               PROSPECTUS SUMMARY

     This summary highlights the most significant aspects of this offering that should be considered by prospective investors but does not contain all of the information that you should consider before making an investment in TOR. You should read the entire prospectus carefully, including the "Risk Factors" section and the documents listed under "Where You Can Find More Information."

About TOR Minerals International, Inc.

     TOR Minerals International, Inc. is a specialty chemical company engaged in the business of manufacturing and marketing mineral products for use as pigments, pigment extenders and flame retardants used in the manufacture of paints, industrial coatings, plastics and solid surface applications.

     We are headquartered in Corpus Christi, Texas, USA. This location houses senior management, customer service, logistics and corporate research and development laboratories. Our financial and accounting functions also operate from this location. Our principal offices in Corpus Christi are located at 722 Burleson Street, Corpus Christi, Texas 78402, and our telephone number (361) 883-5591. Our website is located at http://www.torminerals.com. Information contained on our website or links contained on our website is not a part of this prospectus.

     We maintain three manufacturing sites located in Corpus Christi, Texas; Ipoh, Perak, Malaysia; and Hattem, The Netherlands.

Our Products

     Our mineral products include:

     o HITOX, a light buff-colored titanium dioxide pigment made from synthetic rutile, which is our principal product.

     o ALUPREM,(R) which is used for color critical applications such as Solid Surface/Onyx and performance driven uses such as specialty wire and cable insulation, catalysts, high-tech polishing, pigments and specialty papers.

     o    SYNTHETIC RUTILE, which the basic building block for HITOX.

     o BARTEX,(R) which gives weight and body to products ranging from powder coatings used in appliance and office furniture finishes to rubber products such as carpet and curtain backings and plastics including billiard balls and poker chips.

     o HALTEX,(R) which is suitable for a broad range of technical applications including electrical wire and cable insulation, thermoset SMC/BMC molding compounds, thermoplastic profiles, PVC and rubber products, specialty coatings as well as adhesives and sealants.

Our Customers

     We sell our products in North, Central and South America, Asia and Europe and market them to customers located in more than 60 foreign countries. Our customers include companies in the paint, coating, solid surface and polyvinyl chloride (PVC) pipe industries. In March 2003, we entered into a five year sales agreement with Kerr-McGee Chemical Corporation, who accounted for approximately 15% of our total revenues for the year ended December 31, 2003. Under the agreement, Kerr-McGee agreed to purchase a minimum amount of synthetic rutile from us annually for the term of the agreement. Kerr-McGee has the option to purchase from us any additional amounts of synthetic rutile they may require above the minimum amount. Pricing for the annual shipments are established annually, with the price for the first year specified in the agreement, and subsequent prices are to be adjusted annually based on cost increases or decreases year over year, with any cost savings to be shared equally in the adjusted annual prices. If no cost savings are realized or the cost is higher year over year, the parties will negotiate next year's price. The agreement contains customary termination provisions in the event of a default by either party. If the parties cannot agree on product price after negotiation, Kerr-McGee is not required to purchase the minimum amount of synthetic rutile from us for that year.

About this Offering

     Effective January 19, 2004, we sold in a privately negotiated transaction 200,000 shares of convertible preferred stock in return for $1 million in cash. The preferred stock has a 6% dividend rate and each share of preferred stock is convertible into 0.84 shares of our common stock. The preferred stock is redeemable at our option after two years. We also sold in the same privately negotiated transaction 526,316 shares of common stock at $4.75 per share to existing stockholders and new institutional holders for $2.5 million in cash. In connection with the private placement of the 526,316 common shares, we entered into a Common Stock Purchase Agreement with the selling stockholders, whereby we agreed to prepare and file with the Securities and Exchange Commission a registration statement with respect to the resale of the shares purchased from us in the private placement.

     Additionally, we have agreed to register the resale of 100,000 shares of common stock acquired by certain stockholders in a private resale on October 21, 2003, 1,000,000 shares held by Megamin Ventures Sdn Bnd, which were acquired by Megamin from us or our stockholders in multiple transactions in 1995, 1996 and 2000, and 1,755,000 shares of our common stock acquired by certain stockholders, including several of our directors or their affiliates, in April 2001.

     Beginning in 1995, Megamin purchased shares of our common stock on the open market. On June 26, 1996, Megamin purchased from us 1,000,000 shares of our common stock for $4.00 per share in an arms length transaction. The closing price for our common stock on June 26, 1996 was $4.25. At the same time, Megamin purchased 200,000 shares from individual stockholders of TOR also at a $4.00 purchase price. In March 2000, we acquired from Megamin a private Malaysian company involved in the production of synthetic rutile. TOR acquired the company for a purchase price of $5,885,000 plus assumed debt of approximately $4,000,000. A partial payment of this purchase price, TOR issued 500,000 shares of common stock to Megamin. Our shares closed at $2.00 on the effective date of purchase. In addition to the 500,000 shares, we paid Megamin $4,775,000 for the company in cash, $1,000,000 of which was paid in four semi-annual installments beginning July 1, 2000. The discounted present value of the installment payments was approximately $950,000 and the transaction costs associated with the acquisition were $160,000.

     In April 2001, we issued 301,000 shares of our common stock for $1.00 per share, which was above the closing price at that time, and we issued $2,709,000 principal amount of convertible debentures at a conversion price of $1.80. All the debentures have subsequently been converted into shares of our common stock. The terms of the private placement were agreed to with two lead investors who had no previous investment in our relationship to us but purchased approximately 66% of the amount raised.

     In total, we are registering 3,376,316 shares of common stock for public resale pursuant to this prospectus.

                                  RISK FACTORS

     You should consider carefully the following risks before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The risk factors below do not necessarily appear in order of importance.

Risks Related to our Business

     Our debt is subject to subjective acceleration provisions and demand provisions that allow our lending institutions to accelerate payment at any time. If our debt were accelerated under the demand provisions, we do not have sufficient resources to repay that debt.

     We have borrowed domestically $2,825,000 under a line of credit and $580,833 under a term loan as of December 31, 2003 with Bank of America, N.A. The terms of our borrowings contain restrictions and covenants, including subjective acceleration provisions based on the judgment of the bank and covenants based on our performance. The bank could determine based on the subjective covenants that we are in default and could demand payment.

     Our subsidiaries have loan agreements with banks in Malaysia and the Netherlands that provide short-term credit facilities. At December 31, 2003, the subsidiaries had borrowed $1,500,947 under these facilities. All borrowings under the short term credit facilities are subject to demand provisions, which could be exercised at any time.

     The banks have made no indication that they will demand payment of any of our loans in the United States, Malaysia, or the Netherlands; however, there can be no assurances that this debt will not be called in the future. If demand is made by the banks, we may require additional debt or equity financing to meet our working capital and operational requirements or, if required, to refinance maturing or demanded indebtedness. Should we find it necessary to raise additional funds, we may find that such funds are either not available or available only on terms that are unattractive in terms of stockholders' interest, or both.

     We have one primary source for synthetic rutile and if that source was not available, we could not produce our primary product, HITOX.

     TOR Minerals Malaysia, our wholly-owned subsidiary, is our primary source for synthetic rutile. There is only one other available source for the quality of synthetic rutile required for the production of HITOX. If supplies of synthetic rutile from TOR Minerals Malaysia are interrupted and we are unable to arrange for an alternative source, this could result in our inability to produce HITOX, which accounts for approximately 48% of our sales for the year ended December 31, 2003.

     We are dependent on a limited number of customers and could experience significant revenue reductions if they use alternative sources.

     We derive a significant portion of our revenue each quarter from a limited number of customers. For the year ended December 31, 2003, sales to Kerr-McGee Chemical Corporation through a multi-year contract accounted for approximately 15% of our total revenues. Our top 10 customers, including Kerr-McGee Chemical Corporation, accounted for approximately 48% of our sales in 2003. We expect that a limited number of customers will continue to account for a substantial portion of our revenue for the foreseeable future. As a result, if we lose a major customer, our revenue would be adversely affected.

     The value of our inventory is in part based on management projections that could result in inventory write-downs if market demands or conditions erode.

     We write down our inventory for estimated obsolescence or unmarketable inventory such that inventory is carried at the lower of the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required which in turn could adversely affect our profitability and compliance with our required loan covenants.

     We review impairment of goodwill annually to determine if the carrying value has been impaired. If we were to determine that our goodwill has been impaired, it could result in a significant charge to our results from operations and income.

     We review goodwill at least annually to determine if any impairment has occurred or more frequently if indicators of impairment are noted. Because no indicators of impairment were noted in 2003, we performed this annual review in October 2003, and have determined that no impairments existed at that time related to the $1,283,000 carrying value of goodwill. There can be no assurance that future goodwill impairment tests will not result in a charge to net earnings (loss).

     Foreign  currency   fluctuations   could  adversely  impact  our  financial
condition.

     Because we own assets located outside the United States and derive revenues from our international operations, we may incur currency transaction and translation losses due to changes in the values of foreign currencies and in the value of the US dollar. In 2003, due to the effect of the weakening dollar, as compared to 2002, we experienced a $358,000 reduction in net income. We cannot predict the effect of changes in exchange rate fluctuations upon future operating results.

     We review our assets for impairment whenever events or changes dictate a review which may require us to take a charge to net earnings (loss).

     We have adopted Statements of Financial Accounting Standards No. 144, Accounting for the Impairment of or Disposal of Long Lived Assets. We review for indicators that these assets are impaired in accordance with this standard, whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset or group of assets might not be recoverable. No impairments have been recorded during the years ended December 31, 2002 or 2003. There can be no assurance that future long-lived asset impairment tests will not result in a charge to net earnings (loss).

     We borrow funds from time to time from members of our board of directors for working capital purposes.

     In the past, we have had to borrow funds from members of our board of directors for working capital purposes. At December 31, 2003, we had loans amounting to $1,230,735 outstanding to various directors. The purpose of the loans was for working capital. As of March 31, 2004, the remaining outstanding balance was reduced to $500,000. It is possible we could require additional working capital loans in the future, but it is possible that such loans from our board members would not be available as they have made no commitment to provide additional loans.

     Our competitors are established companies that have greater experience than us in a number of crucial areas, including manufacturing and distribution.

     There is intense competition with respect to each of our products. In order to maintain sales volume, we must consistently deliver high quality products on schedule at competitive prices. Our competitors range from large corporations with full lines of production capabilities and products, such as E.I. DuPont de Nemours & Co., Inc., Millenium Chemical Inc., Kerr-McGee Chemical Corporation, Kronos Inc. and J.M. Huber, to small local firms specializing in one or two products. The established companies have significantly greater experience than us in manufacturing and distributing our products and have considerably more resources and market share, and we may have difficulty in competing with these companies.

     Increases in freight costs and certain raw material prices could negatively affect future gross margins.

     Recent increases in freight costs and prices of certain raw materials will negatively affect our future gross margins. The extent of that impact will depend on future product mix and whether the cost increases could be absorbed through end customer price increases. It is possible that increases in freight costs and prices of raw materials will adversely impact our future results from operations where these increased costs cannot be offset by correspondingly high sales prices.

Risks Related to this Offering

     Our stock price historically has been volatile, which may make it difficult for you to resell common stock you want at prices you find attractive.

     The market price of our common stock has been and will likely continue to be highly volatile. Any significant fluctuations in the future might result in a material decline in the market price of our common stock. These fluctuations may be caused by factors such as:

     o    actual or anticipated variations in quarterly operating results;

     o    announcements of technological innovations;

     o    new sales formats of new products or services;

     o announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     o    capital commitments;

     o    additions or departures of key personnel; and

     o    sales of common stock.

     The sale of a significant number of shares could have a depressive effect on the market price of our common stock.

     It is possible that a significant number of shares could be sold at the same time under this prospectus, and such sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of predictive, future tense or forward-looking terminology, such as "anticipates," "believes," "estimates," "expects," "intends," "may," "will" and words of similar meaning. These statements include statements regarding, among other things, our product and service development, projected capital expenditures, liquidity and capital, development of additional revenue sources, expansion into new market segments, technological advancement, ability to retain our customers and market acceptance of our products. These statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ significantly from those described in the forward-looking statements, including changes in demand for our products, changes or increases in competition, economic conditions, fluctuations in exchange rates, fluctuations in market price for TiO2 pigments, interest rate fluctuations, changes in the capital markets, changes in freight and transportation charges, changes in the cost to us if natural gas necessary to conduct our business, changes in tax and other laws and governmental rules and regulations applicable to our business. Readers of this prospectus are cautioned to consider these risks and uncertainties and to not place undue reliance on these forward-looking statements.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                   PLAN OF DISTRIBUTION; SELLING STOCKHOLDERS

     This prospectus relates to up to 3,376,316 shares of our common stock that may be offered and sold from time to time by the selling stockholders. The shares offered by this prospectus include 3,376,316 presently outstanding shares of our common stock. The following table sets forth the name and relationship with us of the selling stockholders and (i) the number of shares of common stock beneficially owned by the selling stockholders as of September 13, 2004 (unless otherwise indicated), (ii) the maximum number of shares of common stock which may be offered by this prospectus for the account of the selling stockholders and (iii) the amount and percentage of common stock that would be owned by the selling stockholders after completion of the offering, assuming the sale of all of the common stock which may be offered by this prospectus. The information set forth below has been provided by the selling stockholders, as of the date of this prospectus, regarding the beneficial ownership of shares of our common stock by the selling stockholders.

                                                                                                   Common Stock
                                                                           Number of           Beneficially Owned
                                              Number of Shares           Shares of Common        After Offering (2)
                                              Of Common Stock         Stock Registered and     --------------------
           Selling Stockholder              Beneficially Owned (1)           Offered            Number      Percent
           -------------------              ----------------------    --------------------      -------     -------

Anthony Replacement Account (3)                     7,500                      7,500                0           *
Bedrock Capital (4)                                40,000                     40,000                0           *
W.  Craig Epperson (5)                             59,880                     15,000             44,880         *
Donald V.  Moline                                   4,000                      3,000              1,000         *
Frost National Bank FBO
Renaissance US Growth Investment
Trust PLC (6)                                     290,000                    290,000                0           *
Frost Prioleau                                      5,400                      5,400                0           *
George Karutz                                      44,325                     30,000             14,325         *
Gustave L.  Levinson Marital Trust (7)             45,000                     10,000             35,000         *
Harold L.  Gilbert                                  5,000                      5,000                0           *
IRA FBO George S.  Taylor                          25,000                     25,000                0           *
IRA FBO James R.  Foutch                           10,000                     10,000                0           *
John Bertsch                                       10,000                     10,000                0           *
John S.  Lemak                                     25,000                     25,000                0           *
John W.  Anthony                                    5,000                      5,000                0           *
Joseph D.  Chamberlain                             10,000                     10,000                0           *
Joseph Martha                                       3,000                      2,000              1,000         *
Kuekenhof Equity Fund, L.P. (8)                    86,500                     45,000             41,500         *
LKCM Investment Partnership (9)                   105,000                    105,000                0           *
Mark E.  Anthony                                    8,916                      3,416              5,500         *
Megamin Ventures Sdn Bhd(10)                    1,028,578                  1,000,000             28,578         *
MTB Capital, LLC (11)                              49,768                     15,000             34,768         *
Paulson Ranch, Ltd.(12)                         1,206,874                    300,000            906,874      11.6%
Robert F.  Taglich                                  8,000                      5,000              3,000         *
Robert W.  Main                                     5,000                      5,000                0           *
Sandor Capital Master Fund, LP (13)                45,000                     45,000                0           *
Special Trust for Nina B. Sando (14)                5,000                      5,000                0           *
T2, Ltd. (15)                                      30,000                     30,000                0           *
The D and CH Trust (16)                           617,500                    600,000            17,500          *
The Douglas MacDonald Hartman Family
Irrevocable Trust(17)                             617,500                    600,000            17,500          *
Thomas J.  Bean                                    10,000                      5,000             5,000          *
Victory Equity Portfolio, LP (18)                  15,000                     15,000                0           *
WS Opportunity Fund (QP), LP (19)                36,600(8)                    36,600                0           *
WS Opportunity Fund International, Ltd. (19)     39,200(8)                    39,200                0           *
WS Opportunity Fund, LP (19)                     29,200(8)                    29,200                0           *

*Indicates less than 1%.

     (1) Unless otherwise indicated, to our knowledge, the entities named in the table have the sole voting and sole investment power with respect to all shares of our common stock beneficially owned, subject to community property laws where applicable.
     (2) Because the selling stockholders may sell all or a portion of their shares of common stock pursuant to this prospectus at any time, and from time to time, no estimate can be made of the number of shares of common stock that the selling stockholders may retain upon completion of the offering by the selling stockholders. Therefore, this table assumes that all shares of our common stock offered by this prospectus by the selling stockholders are actually sold. Such presentation is based on 7,781,353 shares of our common stock outstanding as of September 13, 2004.
     (3) James Anthony has voting or investment control over the securities listed.
     (4) W. Craig Epperson has been a member of the Board of Directors since 1999. Includes currently exercisable options to acquire 20,000 shares of our common stock.
     (5) James C. Smith or James F. Gallan, Jr. have voting or investment control over the securities listed.
     (6) Russell Cleveland has voting or investment control over the securities listed.
     (7) Gustave L. Levinson has voting or investment control over the securities listed.
     (8) Michael James has voting or investment control over the securities listed.
     (9) J. Luther King, Jr., general partner, has voting or investment control over the securities listed.
     (10) Dato K. K. Lim, who is the controlling shareholder of Megamin Ventures Sdn Bhd, has been represented on our Board of Directors by his son, Lim Si Boon, and his son-in-law, Dr. Tan Chin Yong, since the years 2000 and 2001, respectively.
     (11) Tristan Barr is the managing member of MTB Capital LLC and has voting or investment control over the securities listed.
     (12) Bernard A. Paulson is Chairman of the Board and has been a board member since 1992. Paulson Ranch Management, L.L.C., a Texas limited liability company, is the general partner of Paulson Ranch Ltd. The members of Paulson Ranch Management, L.L.C. are Bernard A. Paulson and his wife. The principal business is investment in securities. Paulson Ranch, Ltd. disclaims beneficial ownership of the 48,100 shares held by Mr. Paulson and his wife and disclaims beneficial ownership of the 14,600 shares held by his wife. This number includes (a) 1,109,074 shares held for the account of Paulson Ranch, Ltd. (b) 62,700 shares held by Mr. Paulson's account and (c) options to acquire 30,000 shares of our common stock held for Mr. Paulson's account.
     (13) John S. Lemak, general partner, has voting or investment control over the securities listed.
     (14) Nina B. Sando has voting or investment control over the securities listed.
     (15) James C. Smith, manager, has voting or investment control over the securities listed.
     (16) David A. Hartman has been a member of the Board of Directors since 2001. Mr. Hartman is trustee of the D and CH Trust. Includes options to acquire 17,500 shares of our common stock held for Mr. Hartman's account.
     (17) Douglas M. Hartman has been a member of the Board of Directors since 2001. Mr. Hartman is trustee of The Douglas MacDonald Hartman Family Irrevocable Trust. Includes options to acquire 17,500 shares of our common stock held for Mr. Hartman's account.
     (18) Mark Anthony and William Baldwin have voting or investment control over the securities listed.
     (19) Total amount of shares held collectively between WS Opportunity Fund, LP, WS Opportunity Fund (QP), LP, and WS Opportunity Fund International, Ltd. is 105,000. Patrick P. Walker, Reid S. Walker and
          G. Stacy Smith have voting or investment control over the securities listed.

     Effective January 19, 2004, we sold 526,316 shares of common stock at $4.75 per share to existing stockholders and new institutional holders for $2.5 million in cash. In connection with the private placement of the 526,316 shares, we entered into a Common Stock Purchase Agreement with the selling stockholders, whereby we agreed to prepare and file with the Securities and Exchange Commission a registration statement with respect to the offer and sale of the shares from the private placement.

     Additionally, we have agreed to register the resale of 100,000 shares of common stock acquired by certain stockholders in a private resale on October 21, 2003 and 1,000,000 shares of common stock held by Megamin Ventures Sdn Bhd acquired from us in multiple transactions in 1996, 1996 and 2000.

     Effective January 19, 2004, we sold in a privately negotiated transaction 200,000 shares of convertible preferred stock in return for $1 million in cash. The preferred stock has a 6% dividend rate and each share of preferred stock is convertible into 0.84 shares of our common stock. The preferred stock is redeemable at our option after two years. We also sold in the same privately negotiated transaction 526,316 shares of common stock at $4.75 per share to existing stockholders and new institutional holders for $2.5 million in cash. In connection with the private placement of the 526,316 common shares, we entered into a Common Stock Purchase Agreement with the selling stockholders, whereby we agreed to prepare and file with the Securities and Exchange Commission a registration statement with respect to the resale of the shares purchased from us in the private placement.

     Additionally, we have agreed to register the resale of 100,000 shares of common stock acquired by certain stockholders in a private resale on October 21, 2003, 1,000,000 shares held by Megamin Ventures Sdn Bnd, which were acquired by Megamin from us or our stockholders in multiple transactions in 1995, 1996 and 2000, and 1,755,000 shares of our common stock acquired by certain stockholders, including several of our directors or their affiliates, in April 2001.

     Beginning in 1995, Megamin purchased shares of our common stock on the open market. On June 26, 1996, Megamin purchased from us 1,000,000 shares of our common stock for $4.00 per share in an arms length transaction. The closing price for our common stock on June 26, 1996 was $4.25. At the same time, Megamin purchased 200,000 shares from individual stockholders of TOR also at a $4.00 purchase price. In March 2000, we acquired from Megamin a private Malaysian company involved in the production of synthetic rutile. TOR acquired the company for a purchase price of $5,885,000 plus assumed debt of approximately $4,000,000. A partial payment of this purchase price, TOR issued 500,000 shares of common stock to Megamin. Our shares closed at $2.00 on the effective date of purchase. In addition to the 500,000 shares, we paid Megamin $4,775,000 for the company in cash, $1,000,000 of which was paid in four semi-annual installments beginning July 1, 2000. The discounted present value of the installment payments was approximately $950,000 and the transaction costs associated with the acquisition were $160,000.

     In April 2001, we issued 301,000 shares of our common stock for $1.00 per share, which was above the closing price at that time, and we issued $2,709,000 principal amount of convertible debentures at a conversion price of $1.80. All the debentures have subsequently been converted into shares of our common stock. The terms of the private placement were agreed to with two lead investors who had no previous investment in our relationship to us but purchased approximately 66% of the amount raised.

     In total, we are registering 3,376,316 shares of common stock for public resale pursuant to this prospectus.

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used herein, "selling stockholders" includes pledgees, donees, transferees and other successors in interest to the selling stockholders selling shares received from the selling stockholders after the date of this prospectus. The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for which such broker-dealers may act as agent or to whom they may sell as principal, or both. We are not aware as of the date of this prospectus of any agreements between the selling stockholders and any broker-dealers with respect to the sale of the shares of common stock offered by this prospectus.

     In connection with distributions of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares of common stock registered under this prospectus in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares of our common stock short and deliver the shares of common stock to close out such short positions. WS Opportunity Fund, L.P., WS Opportunity Fund (QP), L.P. and WS Opportunity Fund
International, Ltd. have informed us that as of July 19, 2004, they have established a short position in our shares. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares of common stock registered under this prospectus, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders may also pledge the shares of common stock registered hereunder to a broker or dealer and upon a default, the broker or dealer may affect sales of the pledged shares of common stock pursuant to this prospectus.

     The selling stockholders and any broker, dealer or other agent executing sell orders on behalf of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by any such broker, dealer or agent and profit on any resale of the shares of principal may be deemed to be underwriting commissions under the Securities Act. Such commissions received by a broker, dealer or agent may be in excess of customary compensation. Five selling stockholders, namely John S. Lemak, Mark E. Anthony, Robert F. Taglich, Sandor Capital Master Fund, L.P. and Victory Equity Portfolio, L.P., have informed us that they are affiliates of broker dealers. Each of these five selling stockholders also certified to us that they bought the common stock in the ordinary course of business, and at the time of the purchase of the common stock to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the common stock.

     The shares of common stock may also be sold in privately negotiated transactions or pursuant to Rule 144 under the Securities Act.

     Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, are acting as principal or agent for the selling stockholders, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, will, to the extent required by law, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares of our common stock may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares of our common stock from or through such dealer or broker.

     All expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

     The selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including without limitation, Rule 102 under Regulation M, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. Rule 102 under Regulation M provides, with certain exceptions, that it is unlawful for a selling stockholder or its affiliated purchaser to, directly or indirectly, bid for or purchase or attempt to induce any person to bid for or purchase, for an account in which the selling stockholder or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the foregoing may affect the marketability of the common stock. We will require the selling stockholder, and his or her broker if applicable, to provide a letter that acknowledges his compliance with applicable securities laws, including Regulation M under the Securities Exchange Act, before authorizing the transfer of such selling stockholder's shares of common stock.

     It is possible that a significant number of shares could be sold at the same time under this prospectus, and such sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

                                  LEGAL MATTERS

     The validity of the common stock offered by this prospectus has been passed upon by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                          INDEMNIFICATION OF DIRECTORS

     Section 145 of the Delaware General Corporation permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

     Our bylaws require us to indemnify each person who was or is made a party or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether formal or informal, whether of a civil, criminal, administrative or investigative nature, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director or officer, whether the basis of such proceeding is an alleged action or inaction in an official capacity or in any other capacity, from and against all costs, charges, liabilities and losses
(including without limitation, judgments, fines, ERISA excise taxes, or penalties and amounts paid or to be paid in settlement) suffered and expenses (including, without limitation, attorneys' fees and expenses) reasonably incurred by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators. We are required to indemnify a director or officer in connection with a proceeding initiated by such person only if such proceeding was authorized by our Board of Directors. Our Bylaws require us to pay expenses actually incurred by a director or officer in connection with any proceeding in advance of its final disposition; provided, however, that if Delaware law then requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Bylaws or otherwise. Our obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person has collected as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of a company to procure a judgment in its favor.

     To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions described above, we have been informed that in the opinion of the Commission, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     EXPERTS

     The consolidated financial statements of TOR Minerals International, Inc. appearing in its Annual Report (Form 10-KSB) for the year ended December 31, 2003, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms, which are located at 450 Fifth Street N.W. Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, IL 60661.

     You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec. gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     Also, we will provide (free of charge) any of our documents filed with the SEC (including exhibits), as you may reasonably request orally or in writing. To obtain free copies, please call or write to:


                                          Elizabeth Morgan, Secretary
                                          TOR Minerals International, Inc.
                                          P.O. Box 2544 Corpus Christi, Texas
                                          78403 (316) 883-5591

                           INCORPORATION BY REFERENCE

     The SEC permits us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that we can disclose important information to you by referring you to other documents. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or until we terminate the effectiveness of this registration statement.


     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-KSB for the year ended December 31, 2003, filed on March 29, 2004.

     2. Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 filed on May 17, 2004 as amended by a Form 10-QSB/A filed June 2, 2004 and June 10, 2004 and our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 filed on August 16, 2004.

     3. The description of our common stock contained in our Registration Statement on Form 8-A, filed on November 21, 1988, including any amendments or reports filed for the purpose of updating such description.

     4. Our Current Report Form 8-K, filed January 21, 2004, March 11, 2004, July 15, 2004, July 20, 2004, August 6, 2004, August 11, 2004 and
          October 6, 2004 and our Current Report on Form 8-K/A filed August 18, 2004.

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by TOR in connection with the registration of the common stock. All the amounts shown are estimates except for the registration fee.

         Securities and Exchange Commission registration fee      $   2,459
                                                                  ------------
         Printing and engraving expenses                          $   2,500
                                                                  ------------
         Legal fees and expenses                                  $  12,500
                                                                  ------------
         Accounting fees and expenses                             $  10,000
                                                                  ------------
         Miscellaneous                                            $     200
                                                                  ------------
         Total                                                    $  27,659
                                                                  ------------

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Registrant's Certificate of Incorporation, as amended, permits indemnification to the fullest extent permitted by Delaware law. The Registrant's Bylaws require the Registrant to indemnify each person who was or is made a party or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether formal or informal, whether of a civil, criminal, administrative or investigative nature, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Registrant, whether the basis of such proceeding is an alleged action or inaction in an official capacity or in any other capacity, from and against all costs, charges, liabilities and losses (including without limitation, judgments, fines, ERISA excise taxes, or penalties and amounts paid or to be paid in settlement) suffered and expenses (including, without limitation, attorneys' fees and expenses) reasonably incurred by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators. The Registrant shall be required to indemnify a director or officer in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors of the Registrant. The Registrant's Bylaws require the Registrant to pay expenses actually incurred by a director or officer in connection with any proceeding in advance of its final disposition; provided, however, that if Delaware law then requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Bylaws or otherwise. The Registrant's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person has collected as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor.

ITEM 16.  EXHIBITS.

     The following exhibits either are filed as part of this registration statement or incorporated by reference to documents previously filed or will be filed by amendment. Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K.

Exhibit No.         Description
-----------         -----------
5.1*                Opinion and consent of Jenkens & Gilchrist,  a  Professional
                    Corporation, as to legality of the common stock to be issued by TOR Minerals International, Inc.
10.1*               Common Stock Purchase Agreement, effective as of January 19,
                    2005, by and between TOR Minerals International, Inc. and the selling stockholders (incorporated by reference from the Company's Form 8-K, filed on January 21, 2004).

10.2*+              Sales Agreement, dated March 28, 2003 and effective April 1,
                    2003,   between  TOR   Minerals   International,   Inc.  and
                    Kerr-McGee Chemical, LLC.
23.1**              Consent of Ernst & Young, LLP
23.2*               Consent of Jenkens & Gilchrist,  a Professional  Corporation
                    (included in Exhibit 5.1 herein)
24.1                Power of Attorney of certain  officers and  directors of TOR
                    Minerals International, Inc. (included on signature page)
--------------
*    Previously filed.
**   Filed herewith.
+    Confidential treatment requested.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any additional or changed material information on the plan of distribution.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corpus Christi, State of Texas, on the 8th day of October, 2004.

                                    TOR MINERALS INTERNATIONAL, INC.
                                    By:

                                          /s/ Richard Bowers
                                          Richard Bowers
                                          President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.


Signatures                    Capacity with the Company         Date
----------                    -------------------------         ---------------

/s/ Richard L. Bowers         President and Chief Executive     October 8, 2004
----------------------        Officer, Director
(Richard L. Bowers)

/s/ Bernard A. Paulson*       Chairman of the Board             October 8, 2004
-----------------------
(Bernard A. Paulson)

/s/ Lawrence W. Haas          Chief Financial Officer           October 8, 2004
--------------------          and Treasurer
(Lawrence W. Haas)            (Principal Financial and
                              Accounting Officer)

/s/ W. Craig Epperson*        Director                          October 8, 2004
-----------------------
(W. Craig Epperson)

/s/ David Hartman*            Director                          October 8, 2004
-------------------
David Hartman)


/s/ Doug Hartman*             Director                          October 8, 2004
-----------------
(Doug Hartman)

/s/ Si Boon Lim*              Director                          October 8, 2004
-----------------
(Si Boon Lim)

/s/ Thomas W. Pauken*         Director                          October 8, 2004
----------------------
(Thomas W. Pauken)

/s/ Tan Chin Yong*            Director                          October 8, 2004
-------------------
(Tan Chin Yong)

 *  By:  /s/ Lawrence W. Haas
         ---------------------------
         Lawrence W. Haas
         Agent and Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------
5.1*                Opinion and consent of Jenkens & Gilchrist,  a  Professional
                    Corporation, as to legality of the common stock to be issued by TOR Minerals International, Inc.
10.1*               Common Stock Purchase Agreement, effective as of January 19,
                    2005,  by and between TOR Minerals  International,  Inc. and the selling stockholders (incorporated by reference from the
                    Company's Form 8-K, filed on January 21, 2004).
10.2*+              Sales Agreement, dated March 28, 2003 and effective April 1,
                    2003,   between  TOR   Minerals   International,   Inc.  and
                    Kerr-McGee Chemical, LLC.
23.1**              Consent of Ernst & Young, LLP
23.2*               Consent of Jenkens & Gilchrist,  a Professional  Corporation
                    (included in Exhibit 5.1 herein)
24.1                Power of Attorney of certain  officers and  directors of TOR
                    Minerals International, Inc. (included on signature page)
--------------
*    Previously filed.
**   Filed herewith.
+    Confidential treatment requested.




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